October 26, 2021

Via EDGAR Correspondence Filing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innovator ETFs Trust II File Nos. 811-22926; 333-201473

Ladies and Gentlemen:

On behalf of Innovator ETFs Trust II (the “Trust”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of the Trust’s registration statement on Form N-1A, together with all exhibits and amendments thereto (File Nos. 333-201473 and 811-22926), which was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 13, 2015 (via EDGAR Accession No. 0000891804-15-000057) (the “Registration Statement”). The Trust is seeking to withdraw the Registration Statement after the completion of two mergers of the remaining two series of the Trust with and into newly established series of Innovator ETFs Trust. As such, the Trust has no remaining series under the Registration Statement and is seeking its withdrawal.

The Trust intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Trust has ceased to be an investment company on Form N-8F as soon as practicable.

The Trust understands that, pursuant to Rule 477(b) of the 1933 Act, this application of withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Trust that the application for withdrawal has not been granted.

If you have any questions regarding this application for withdrawal, do not hesitate to contact Walter L. Draney of Chapman and Cutler LLP at (312) 845-3273.

Very truly yours,

By:	/s/ H. Bruce Bond
H. Bruce Bond Trustee, President and Principal Executive Officer